Exhibit 21.1
China America Holdings, Inc.
Subsidiaries of the Registrant

Item	Name	Country of Incorporation
1.	China Ziyang Technology Co., Limited, a wholly owned subsidiary of China America Holdings, Inc.	Hong Kong
2.	Ziyang Ceramic Company Limited, a wholly owned subsidiary of China Ziyang Technology Co., Limited.	China